                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                November 13, 2002


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F /X /   Form 40-F / /


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes / /  No /X/

                                  BUNGE LIMITED

                                INDEX TO FORM 6-K

                                                                                                                 Page
                                                                                                                 ----
FINANCIAL STATEMENTS                                                                                               2

     Consolidated Balance Sheets at September 30, 2002 and December 31, 2001                                       2

     Consolidated Interim Statements of Income for the Three Months Ended and
        Nine Months Ended September 30, 2002 and 2001                                                              3

     Consolidated Interim Statements of Cash Flows for the Nine Months Ended
        September 30, 2002 and 2001                                                                                4

     Notes to Consolidated Interim Financial Statements                                                            5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                                                     17

    Disclosure Regarding Forward-Looking Information                                                              17

    Results of Operations                                                                                         17

    Liquidity and Capital Resources                                                                               25

    Acquisition of Cereol                                                                                         28

    Recent Developments:
      Argentina                                                                                                   28
      Brazil                                                                                                      29
      Dividends                                                                                                   30

    Critical Accounting Policies                                                                                  30

    Recent Accounting Pronouncements                                                                              30

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                                                        31

OTHER INFORMATION                                                                                                 33

FINANCIAL STATEMENTS


                         BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                                    SEPTEMBER 30,    DECEMBER 31,
                                                                                        2002             2001
                                                                                    -------------    -------------
                                                                                     (UNAUDITED)
                                     ASSETS

Current assets:
   Cash and cash equivalents.....................................................   $         231    $         199
   Marketable securities.........................................................              16                6
   Trade accounts receivable (less allowance of $54 and $63) ....................             649              881
   Inventories (Note 3)..........................................................           1,863            1,368
   Recoverable taxes.............................................................              38               75
   Deferred income taxes.........................................................             103               84
   Other current assets (Note 5).................................................             839              671
                                                                                    -------------    -------------
Total current assets.............................................................           3,739            3,284
                                                                                    -------------    -------------
Property, plant and equipment, net...............................................           1,221            1,669
Goodwill.........................................................................             143              163
Deferred income taxes............................................................              77              100
Other non-current assets.........................................................             162              227
                                                                                    -------------    -------------
TOTAL ASSETS.....................................................................   $       5,342    $       5,443
                                                                                    =============    =============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term debt...............................................................   $         170    $         803
   Current portion of long-term debt.............................................             124              180
   Trade accounts payable........................................................             953              775
   Other current liabilities (Note 6)............................................             874              588
                                                                                    -------------    -------------
Total current liabilities........................................................           2,121            2,346
                                                                                    -------------    -------------
Long-term debt (Note 7)..........................................................           1,308              830
Deferred income taxes............................................................             125              126
Other non-current liabilities....................................................             204              272

Commitments and contingencies (Note 9)

Minority interest in subsidiaries................................................             364              493

Shareholders' equity:
   Common shares, par value $.01; authorized - 240,000,000 shares; issued and
     outstanding: 2002 - 99,261,733 shares, 2001 - 83,155,100 shares (Note 12)...               1                1
   Additional paid-in capital....................................................           1,998            1,706
   Receivable from former shareholder (Note 8)...................................             (76)             (76)
   Retained earnings.............................................................             575              435
   Accumulated other comprehensive loss..........................................          (1,278)            (690)
                                                                                    -------------    -------------
Total shareholders' equity.......................................................           1,220            1,376
                                                                                    -------------    -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......................................   $       5,342    $       5,443
                                                                                    =============    =============

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                    CONSOLIDATED INTERIM STATEMENTS OF INCOME

           (UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                              SEPTEMBER 30,            SEPTEMBER 30,
                                                                         ---------    ---------    --------    ---------
                                                                           2002         2001         2002         2001
                                                                         ---------    ---------    --------    ---------
                                                                              (UNAUDITED)                (UNAUDITED)
Net sales.............................................................   $   3,603    $   3,151    $  9,390    $   8,312
Cost of goods sold....................................................       3,107        2,818       8,390        7,613
                                                                         ---------    ---------    --------    ---------

GROSS PROFIT..........................................................         496          333       1,000          699
Selling, general and administrative expenses..........................         132          126         371          320
                                                                         ---------    ---------    --------    ---------

INCOME FROM OPERATIONS................................................         364          207         629          379
Non-operating income (expense) - net (Note 10)........................        (177)        (100)       (283)        (232)
                                                                         ---------    ---------    --------    ---------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND MINORITY
   INTEREST...........................................................         187          107         346          147
Income tax expense (Note 13)..........................................         (65)         (24)       (104)         (28)
                                                                         ---------    ---------    --------    ---------

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST............         122           83         242          119
Minority interest.....................................................         (27)         (26)        (61)         (43)
                                                                         ---------    ---------    --------    ---------

INCOME FROM CONTINUING OPERATIONS.....................................          95           57         181           76
Discontinued operations, net of tax benefit of $0.....................           -            -           -            3
                                                                         ---------    ---------    --------    ---------

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
   PRINCIPLE..........................................................          95           57         181           79
Cumulative effect of a change in accounting principle, net of tax
   benefit (expense) of $1 (2002) and $(4) (2001) (Note 2)............           -            -         (14)           7
                                                                         ---------    ---------    --------    ---------

NET INCOME............................................................   $      95    $      57    $    167    $      86
                                                                         =========    =========    ========    =========

EARNINGS PER COMMON SHARE - BASIC (NOTE 14):
Income from continuing operations.....................................   $     .96    $     .76    $   1.91    $    1.12
Discontinued operations...............................................           -            -           -          .04
Cumulative effect of a change in accounting principle.................           -            -        (.15)         .10
                                                                         ---------    ---------    --------    ---------

Net income per share..................................................   $     .96    $     .76    $   1.76    $    1.26
                                                                         =========    =========    ========    =========

EARNINGS PER COMMON SHARE - DILUTED (NOTE 14):
Income from continuing operations.....................................   $     .95    $     .76    $   1.90    $    1.12
Discontinued operations...............................................           -            -           -          .04
Cumulative effect of a change in accounting principle.................           -            -        (.15)         .10
                                                                         ---------    ---------    --------    ---------

Net income per share..................................................   $     .95    $     .76    $   1.75    $    1.26
                                                                         =========    =========    ========    =========

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                       (UNITED STATES DOLLARS IN MILLIONS)

                                                                                      NINE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                                                   ---------    ----------
                                                                                     2002          2001
                                                                                   ---------    ----------
                                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net income......................................................................   $     167    $       86
Adjustments to reconcile net income to cash provided by (used for) operating activities:
     Unrealized foreign exchange loss...........................................         247            49
     Unrealized gain on marketable securities...................................           -           (11)
     Bad debt expense...........................................................          17            18
     Provision for recoverable taxes............................................          32             -
     Depreciation, depletion and amortization...................................         118           114
     Cumulative effect of a change in accounting principle .....................          14             -
     Minority interest..........................................................          61            43
     Other - net................................................................         (21)          (12)
     Changes in operating assets and liabilities, excluding the effects of acquisitions:
        Marketable securities...................................................          (4)           15
        Trade accounts receivable...............................................          29           (45)
        Inventories.............................................................        (809)         (516)
        Recoverable taxes.......................................................         (67)          102
        Trade accounts payable..................................................         381           108
        Other - net.............................................................         (11)            4
                                                                                   ---------    ----------
           Cash provided by (used for) operating activities ....................         154           (45)

INVESTING ACTIVITIES
Payments made for capital expenditures..........................................        (132)         (151)
Business acquisitions, net of cash acquired.....................................         (97)           (9)
Proceeds from disposal of property, plant and equipment.........................           6             8
Proceeds from sale of investments...............................................          12             -
Proceeds from sale of discontinued operations...................................           -            58
                                                                                   ---------    ----------
           Cash used for investing activities...................................        (211)          (94)

FINANCING ACTIVITIES
Net change in short-term debt...................................................        (615)         (199)
Proceeds from long-term debt....................................................       1,068            53
Repayment of long-term debt.....................................................        (507)         (196)
Proceeds from sale of common shares.............................................         292           278
Dividends paid to shareholders..................................................         (27)            -
Dividends paid to minority interest.............................................         (27)          (24)
Proceeds from receivable from former shareholder................................           -            18
                                                                                   ---------    ----------
           Cash provided by (used for) financing activities.....................         184           (70)
Effect of exchange rate changes on cash and cash equivalents ...................         (95)          (23)
                                                                                   ---------    ----------

Net increase (decrease) in cash and cash equivalents............................          32          (232)
Cash and cash equivalents, beginning of period..................................         199           423
                                                                                   ---------    ----------
Cash and cash equivalents, end of period........................................   $     231    $      191
                                                                                   =========    ==========

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

          The accompanying unaudited consolidated interim financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial information and with reference to the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2001 has been derived from Bunge's audited financial statements at that date. Operating results for the three and nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2001, 2000, and 1999, included in Bunge's 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   NEW ACCOUNTING STANDARDS

          In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Bunge does not expect that adoption of SFAS No. 146 will have a material effect on its financial position, results of operations or cash flows.

          In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. This statement clarifies guidance related to the reporting of gains and losses from extinguishments of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt become effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions relating to lease modification are effective for transactions occurring after May 15, 2002. Bunge does not expect that adoption of SFAS No. 145 will have a material effect on its financial position, results of operations or cash flows.

          Effective January 1, 2002, Bunge adopted SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 supercedes Accounting Principle Board
     (APB) Opinion No. 17, INTANGIBLE ASSETS, and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating prospectively the amortization of all existing and newly acquired goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment based on the fair value of the reporting unit associated with the goodwill. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. SFAS No. 142 also requires that companies complete a transitional goodwill impairment test within six months from the date of adoption.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.   NEW ACCOUNTING STANDARDS (CONTINUED)

          In accordance with the transitional guidance and the adoption of SFAS No. 142, Bunge completed a transitional impairment test and recorded a charge of $14 million, net of tax of $1 million as of January 1, 2002 for goodwill impairment losses, related mainly to goodwill in the bakery mixes business line of its wheat milling and bakery products segment. The goodwill impairment losses are recorded as a cumulative effect of a change in accounting principle in Bunge's consolidated statement of income for the nine months ended September 30, 2002. Bunge's other intangible assets were not affected by the adoption of SFAS No. 142.

          Set forth below is Bunge's adjusted net income and earnings per share had Bunge excluded goodwill amortization in accordance with SFAS No. 142 for the three and nine months ended September 30, 2001.

                                                                     THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                        SEPTEMBER 30,          SEPTEMBER 30,
                                                                    ---------   ---------   ---------   --------
     (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                         2002        2001        2002        2001
                                                                    ---------   ---------   ---------   --------
                                                                         (UNAUDITED)             (UNAUDITED)
     Reported income before cumulative effect of a
       change in accounting principle............................   $      95   $      57   $     181   $     79
     Add back goodwill amortization..............................           -           1           -          5
                                                                    ---------   ---------   ---------   --------
     Adjusted income before cumulative effect of a
       change in accounting principle............................   $      95   $      58   $     181   $     84
                                                                    =========   =========   =========   ========

     Reported net income.........................................   $      95   $      57   $     167   $     86
     Add back goodwill amortization..............................           -           1           -          5
                                                                    ---------   ---------   ---------   --------
     Adjusted net income.........................................   $      95   $      58   $     167   $     91
                                                                    =========   =========   =========   ========

     EARNING PER COMMON SHARE - BASIC:
     --------------------------------------------
     Income before cumulative effect of a change in
       accounting principle......................................   $     .96   $     .76   $    1.91   $   1.16
     Add back goodwill amortization .............................           -         .01           -        .07
                                                                    ---------   ---------   ---------   --------
     Adjusted income before cumulative effect of a
       change in accounting principle............................   $     .96   $     .77   $    1.91   $   1.23
                                                                    =========   =========   =========   ========

     Reported net income.........................................   $     .96   $     .76   $    1.76   $   1.26
     Add back goodwill amortization..............................           -         .01           -        .07
                                                                    ---------   ---------   ---------   --------
     Adjusted net income.........................................   $     .96   $     .77   $    1.76   $   1.33
                                                                    =========   =========   =========   ========

     EARNING PER COMMON SHARE - DILUTED:
     --------------------------------------------
     Income before cumulative effect of a change in
       accounting principle......................................   $     .95   $     .76   $    1.90   $   1.16
     Add back goodwill amortization..............................           -         .01           -        .07
                                                                    ---------   ---------   ---------   --------
     Adjusted income before cumulative effect of a
       change in accounting principle............................   $     .95   $     .77   $    1.90   $   1.23
                                                                    =========   =========   =========   ========

     Reported net income.........................................   $     .95   $     .76   $    1.75   $   1.26
     Add back goodwill amortization..............................           -         .01           -        .07
                                                                    ---------   ---------   ---------   --------
     Adjusted net income.........................................   $     .95   $     .77   $    1.75   $   1.33
                                                                    =========   =========   =========   ========

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.   NEW ACCOUNTING STANDARDS (CONTINUED)

          In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS effective January 1, 2003 and SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. Bunge is currently assessing the impact of adopting SFAS No. 143. SFAS No. 144 did not affect Bunge's consolidated financial statements upon its adoption effective January 1, 2002.

3.   INVENTORIES

          Inventories consist of the following:

                                                                                         SEPTEMBER 30,   DECEMBER 31,
     (US$ IN MILLIONS)                                                                       2002            2001
     -----------------                                                                  -------------   -------------
                                                                                          (UNAUDITED)
     Agribusiness - Readily marketable inventories at market value....................   $       1,240   $         764
     Fertilizer.......................................................................             261             318
     Edible oils......................................................................              60              58
     Wheat milling and bakery.........................................................              49              49
     Other............................................................................             253             179
                                                                                         -------------   -------------
     Total............................................................................   $       1,863   $       1,368
                                                                                         =============   =============

          READILY MARKETABLE INVENTORIES AT MARKET VALUE - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

4.   ACQUISITIONS

          ARGENTINE ACQUISITION - In March 2002, Bunge completed its acquisition of La Plata Cereal S.A., an Argentine agribusiness company. The purchase price was $45 million in cash and assumed debt. This acquisition is being accounted for using the purchase method under SFAS No. 141, BUSINESS COMBINATIONS. In accordance with SFAS No. 142 (see Note 2), any goodwill that Bunge may recognize as a result of this acquisition, when the allocation of the purchase price is finalized, will not be amortized.

          BRAZILIAN RESTRUCTURING - In February 2002, Bunge restructured its major Brazilian subsidiaries. The restructuring involved the exchange of all of the shares of Bunge Fertilizantes S.A., Bunge's fertilizer operations, and Bunge Alimentos S.A., Bunge's agribusiness and food products operations, for shares of Serrana S.A., which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their shareholders. These withdrawal rights required Bunge's subsidiaries to buy back and cancel shares from minority shareholders. Bunge has accounted for the restructuring as an acquisition of minority interest. The fair value of the consideration given, including the cash paid on the exercise of the withdrawal rights

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.   ACQUISITIONS (CONTINUED)

     of $105 million, was $275 million. As a result of the restructuring, Bunge increased its indirect interest in Bunge Alimentos and Bunge Fertilizantes to 83%. An estimate of the allocation of the excess of the fair value over the historical book value was prepared and $108 million has been preliminarily allocated to goodwill in accordance with SFAS No. 141 and No. 142 (see Note 2). As of September 30, 2002, Bunge had not finalized this allocation.

          The following unaudited pro forma summary financial information sets forth Bunge's results of operations as if the restructuring had been consummated as of January 1, 2001, after making certain adjustments such as depreciation on assets acquired.

                                                                 THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                    SEPTEMBER 30,         SEPTEMBER 30,
                                                               ---------   ---------   ---------   --------
     (US$ IN MILLIONS, EXCEPT PER SHARE DATA)                    2002         2001       2002        2001
     -----------------------------------------                 ---------   ---------   ---------   --------
                                                                     (UNAUDITED)           (UNAUDITED)
     Net sales..............................................   $   3,603   $   3,151   $   9,390   $  8,312
                                                               =========   =========   =========   ========
     Income before cumulative effect of a
        change in accounting principle......................   $      95   $      64   $     182   $     90
     Cumulative effect of a change in
        accounting principle, net of tax....................           -           -         (14)         8
                                                               ---------   ---------   ---------   --------
     Net income.............................................   $      95   $      64   $     168   $     98
                                                               =========   =========   =========   ========

     EARNINGS PER COMMON SHARE - BASIC:
     ---------------------------------------
     Income before cumulative effect of a
        change in accounting principle per share............   $     .96   $     .85   $    1.92   $   1.32
     Cumulative effect of a change in
        accounting principle, net of tax....................           -           -        (.15)       .12
                                                               ---------   ---------   ---------   --------
     Net income per share...................................   $     .96   $     .85   $    1.77   $   1.44
                                                               =========   =========   =========   ========

5.   OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                                         SEPTEMBER 30,   DECEMBER 31,
          (US$ IN MILLIONS)                                                  2002            2001
         ------------------                                              -------------   -------------
                                                                          (UNAUDITED)
          Prepaid commodity purchase contracts........................   $         117   $         139
          Secured advances to suppliers...............................             182             164
          Unrealized gain on derivative contracts.....................             314              96
          Other.......................................................             226             272
                                                                         -------------   -------------
          Total.......................................................   $         839   $         671
                                                                         =============   =============

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6.   OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                                         SEPTEMBER 30,   DECEMBER 31,
          (US$ IN MILLIONS)                                                  2002           2001
          ------------------                                             -------------   -------------
                                                                          (UNAUDITED)
          Accrued liabilities.........................................   $         350   $         301
          Advances on sales...........................................             258             115
          Unrealized loss on derivative contracts.....................             228             102
          Other.......................................................              38              70
                                                                         -------------   -------------
          Total.......................................................   $         874   $         588
                                                                         =============   =============

7.   FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

          On August 7, 2002, Bunge entered into a foreign currency forward contract with a notional value of EURO 200 million maturing on January 15, 2003. This contract represents an economic hedge against the purchase price for the Cereol acquisition (see Note 10). The fair value of the contract in the amount of $4 million was recorded in the consolidated balance sheet as of September 30, 2002 and a related $4 million unrealized gain reflecting the fair value adjustment was recognized in the consolidated statements of income for the three and nine months ended September 30, 2002. This contract was settled on October 11, 2002 for a gain of $4 million.

          In the second and third quarter of 2002, Bunge entered into treasury rate lock contracts with notional values of $200 million at a 10-year forward treasury yield of 4.99%, $60 million at 5-year forward treasury yield of 3.13%, $40 million at a 10-year forward treasury yield of 4.07% and $300 million at a 10-year forward treasury yield of 4.14%, to hedge some of the interest rate variability risk associated with changes in the U.S. Treasury rate. Bunge accounted for these derivative contracts as cash flow hedges. As of September 30, 2002, Bunge recorded a loss of approximately $22 million, relating to these derivative contracts, in other comprehensive income (loss), which will be reclassified to earnings over the term of the debt incurred. In addition, Bunge recorded a loss of approximately $5 million, relating to these derivative contracts, in non-operating income (expense)-net in the consolidated statements of income for the three and nine months ended September 30, 2002.

          On September 25, 2002, Bunge completed a private placement of $486 million aggregate principal amount of unsecured senior guaranteed notes, which were issued by its wholly owned subsidiary, Bunge Limited Finance Corp., and guaranteed by Bunge. The notes were issued in three series comprised of $82 million of notes bearing interest at 6.31% that mature on September 30, 2007, $53 million of notes bearing interest at 6.78% that mature on September 30, 2009 and $351 million of notes bearing interest at 7.44% that mature on September 20, 2012. Interest is payable semi-annually, in arrears on March 30 and September 30 of each year, commencing on March 30, 2003. Bunge used the net proceeds of approximately $483 million to reduce indebtedness under its commercial paper program and for general corporate purposes, including payments made in connection with acquisition activities.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8.   RELATED PARTY TRANSACTIONS

          At September 30, 2002 and December 31, 2001, shareholders' equity included a $76 million long-term note receivable from Mutual Investment Limited (formerly Bunge International Limited), Bunge's former sole shareholder, relating to a capital contribution made in 2000. Bunge recorded interest income on this related party receivable of $1 million for both the three months ended September 30, 2002 and 2001, respectively, and $3 million and $4 million for the nine months ended September 30, 2002 and 2001, respectively.

          Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Mutual Investment Limited, which is engaged in the business of meat and poultry production. These sales were $1 million and $1 million for the three months ended September 30, 2002 and 2001, respectively, and $3 million and $9 million for the nine months ended September 30, 2002 and 2001, respectively.

9.   COMMITMENTS AND CONTINGENCIES

          Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account accrued liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of September 30, 2002 and December 31, 2001 are the following accrued liabilities:

                                                                         SEPTEMBER 30,   DECEMBER 31,
          (US$ IN MILLIONS)                                                  2002            2001
          -----------------                                              -------------   -------------
                                                                          (UNAUDITED)
          Tax claims..................................................   $          70   $         113
          Labor claims................................................              45              76
          Civil and other.............................................              32              26
                                                                         -------------   -------------
          Total.......................................................   $         147   $         215
                                                                         =============   =============

          TAX CLAIMS - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to Bunge's operations is subject to varying interpretations arising from the complex nature of Brazilian tax laws as well as changes in tax laws introduced by the PLANO REAL in 1994 and the 1988 Brazilian constitution.

          LABOR CLAIMS - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

          CIVIL AND OTHER - The civil and other claims relate to various disputes with suppliers and customers.

          Bunge has provided guarantees for the payment of long-term loans by two of its joint ventures in Argentina. These guarantees totaled $26 million as of September 30, 2002 and $30 million as of December 31, 2001.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10.  NON-OPERATING INCOME (EXPENSE) - NET

          Non-operating income (expense) - net consists of income and (expense) items as follows:

                                                                           THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                              SEPTEMBER 30,            SEPTEMBER 30,
                                                                         ---------    ---------    ---------    --------
     (US$ IN MILLIONS)                                                     2002         2001         2002         2001
     -----------------                                                   ---------    ---------    ---------    --------
                                                                               (UNAUDITED)               (UNAUDITED)
     Interest income..................................................   $      19    $      20    $      71    $     92
     Interest expense.................................................         (33)         (38)        (103)       (154)
     Interest expense on debt financing readily
       marketable inventories.........................................          (9)         (10)         (21)        (31)
     Foreign exchange.................................................        (159)         (71)        (243)       (142)
     Other income (expense)...........................................           5           (1)          13           3
                                                                         ---------    ---------    ---------    --------
     Total non-operating income (expense) - net.......................   $    (177)   $    (100)   $    (283)   $   (232)
                                                                         =========    =========    =========    ========

          INTEREST EXPENSE ON DEBT FINANCING READILY MARKETABLE INVENTORIES-Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates on the debt used to finance these inventories.

11.  COMPREHENSIVE INCOME (LOSS)

          The following table summarizes the components of comprehensive income
     (loss):

                                                                           THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                              SEPTEMBER 30,            SEPTEMBER 30,
                                                                         ---------    ---------    ---------    --------
     (US$ IN MILLIONS)                                                     2002         2001         2002         2001
     -----------------                                                   ---------    ---------    ---------    --------
                                                                               (UNAUDITED)               (UNAUDITED)
     Net income.......................................................   $      95    $      57    $     167    $     86
     Other comprehensive income (loss):
        Foreign exchange translation adjustment.......................        (282)        (139)        (565)       (278)
       Cumulative effect of a change in accounting
         principle, net of tax of $4..................................           -            -            -          (3)
       Unrealized gains on commodity futures designated as cash
         flow hedges, net of tax of $5 and $4 (2002),
         respectively, $1 (2001)......................................           8            1            6           1
       Loss on treasury rate lock contracts, net of tax
         of $0........................................................         (22)           -          (22)          -
       Reclassification of unrealized (gains) losses to
         net income, net of tax of $3 and $4 (2002),
         respectively, $0 (2001)......................................          (5)           -           (7)          2
                                                                         ---------    ---------    ---------    --------
     Total comprehensive loss.........................................   $    (206)   $     (81)   $    (421)   $   (192)
                                                                         =========    =========    =========    ========

12.  SHAREHOLDERS' EQUITY

          In March 2002, Bunge sold 16,093,633 common shares in a public offering. Proceeds from this offering and the underwriters' exercise of the over-allotment option (less underwriting discounts, commissions and expenses) were

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12.  SHAREHOLDERS' EQUITY (CONTINUED)

     were $292 million. The net proceeds were used to buy back shares held by minority shareholders in connection with Bunge's corporate restructuring of its Brazilian subsidiaries (see Note 4) with the remainder used to reduce indebtedness under Bunge's commercial paper program.

          On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. On September 6, 2001, Bunge sold an additional 1,175,100 of its common shares, par value $.01, at an offering price of $16 per share upon the exercise of the underwriters' over-allotment option. Proceeds from the initial public offering and the exercise of the over-allotment option (less underwriting discounts, commissions and expenses) were $278 million. The net proceeds of the initial public offering and the exercise of the over-allotment option were used to reduce indebtedness under Bunge's commercial paper program.

          On August 6, 2001, Mutual Investment Limited affected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Mutual Investment Limited. Prior to August 6, 2001, all of the common shares of Bunge were owned by Mutual Investment Limited, a privately held company incorporated in Bermuda.

          Between July 5, 2001 and July 12, 2001, Bunge's Board of Directors approved: (i) the exchange with Mutual Investment Limited of 12,000 common shares, par value $1.00 per share, of Bunge Limited, for 1.2 million common shares, par value $.01 per share, of Bunge Limited, (ii) the declaration and payment of a 52.65-for-1 share dividend, (iii) an increase in Bunge's authorized share capital to 240,000,000 common shares, par value $.01 per share, (iv) the authorization of 9,760,000 of undesignated preference shares and (v) the authorization of 240,000 of Series A Preference Shares. The common share data presented herein for 2001 has been restated to reflect the effects of the share exchange and share dividend described above.

13.  INCOME TAXES

          During the nine months ended September 30, 2002, Bunge recorded a $9 million tax benefit and $6 million in interest income relating to the refund of prior years' U.S. foreign sales corporation benefits resulting from the completion of a tax examination for the years up to and including 1998. Also during this time, Bunge decreased its deferred tax valuation allowance by $6 million as certain net operating loss carry-forwards generated at one of its European subsidiaries were more likely than not to be realized. Our effective rate was favorably affected by the volatility in the exchange rate for the REAL since we recognize current Brazilian tax benefits related to foreign exchange losses on intercompany loans.

14.  EARNINGS PER SHARE

          Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, excluding any dilutive effects of stock options and performance-based restricted stock awards

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.  EARNINGS PER SHARE (CONTINUED)

     during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and performance-based restricted stock awards, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2002 and 2001.

                                                                            THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                               SEPTEMBER 30,             SEPTEMBER 30,
                                                                         -----------   ----------   ----------   ----------
     (US$ IN MILLIONS, EXCEPT FOR SHARE DATA)                               2002          2001         2002         2001
     -----------------------------------------                           -----------   ----------   ----------   ----------
                                                                                (UNAUDITED)                (UNAUDITED)
     Income from continuing operations - basic and
     diluted..........................................................   $        95   $       57   $      181   $       76
                                                                         ===========   ==========   ==========   ==========

     Weighted average number of common shares outstanding:
         Basic........................................................    99,250,814   75,221,060   94,743,716   68,033,397
         Effect of dilutive shares....................................       766,831       39,275      781,613       13,236
                                                                         -----------   ----------   ----------   ----------
         Diluted......................................................   100,017,645   75,260,335   95,525,329   68,046,633
                                                                         ===========   ==========   ==========   ==========

     Income from continuing operations per share:
         Basic........................................................   $       .96   $      .76   $     1.91   $     1.12
                                                                         ===========   ==========   ==========   ==========
         Diluted......................................................   $       .95   $      .76   $     1.90   $     1.12
                                                                         ===========   ==========   ==========   ==========

15.  ARGENTINA

          The functional currency of Bunge's Argentine subsidiaries is the PESO. In January 2002, the Argentine government abandoned the fixed PESO-dollar exchange rate and created a dual exchange rate system. This system was in place until February 3, 2002, when the Argentine government abandoned it and imposed additional foreign currency limitations. Between February 11, 2002, when the Argentine markets reopened, and September 30, 2002, the exchange rate fluctuated between 1.92 and 3.74 PESOS to the U.S. dollar representing a 49% devaluation. The total devaluation of the PESO to the U.S. dollar was 56% for the nine months ended September 30, 2002. Bunge's Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income
     (loss). Included in other comprehensive loss for the three months ended and the nine months ended September 30, 2002 are a foreign exchange translation gain of $1 million and a foreign exchange translation loss of $81 million, respectively, representing the adjustment from the translation of Bunge's Argentine assets and liabilities.

          In accordance with SFAS No. 52, FOREIGN CURRENCY TRANSLATION, a highly inflationary economy is one whose cumulative inflation over a three-year period is 100% or more. Based on recent inflationary trends, it is possible Argentina's three-year cumulative inflation rate could exceed 100%. Upon classification as a highly

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15.  ARGENTINA (CONTINUED)

     inflationary economy, the functional currency of Bunge's Argentine subsidiaries will change to the U.S. dollar from the PESO, as required by SFAS No. 52. The impact of this change would be reflected in Bunge's financial statements on a prospective basis only, and such impact cannot be determined at this time.

          On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% increase to the existing 3.5% export tariff on raw grains and a new 5% export tariff on manufactured agricultural and industrial goods, including soy meal and oil. On April 9, 2002, the Argentine government increased these tariffs an additional 10% on raw grains and an additional 15% on manufactured agricultural and industrial goods. As a result of these increases, the export tariffs are 23.5% on raw grains and 20% on manufactured agricultural and industrial goods. The current Argentine economic crisis poses significant uncertainty in the Argentine agricultural markets as to how these new tariffs will be shared between growers and exporters. Bunge has accounted for these export tariffs in cost of goods sold in its consolidated interim statements of income in the three months and nine months ended September 30, 2002.

          In addition, in the three months ended September 30, 2002, Bunge recorded a $4 million provision against recoverable taxes from the Argentine government. For the nine months ended September 30, 2002, the provision was $32 million. Bunge did not record any deferred tax benefits on this provision.

16.  BRAZIL

          The functional currency of Bunge's Brazilian subsidiaries is the REAL. Between January 1, 2002 and September 30, 2002, the exchange rate has fluctuated between 2.32 and 3.89 REAIS to the U.S. dollar, representing a 40% devaluation. Bunge's Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Accordingly, included in other comprehensive loss for the three and nine months ended September 30, 2002, is a foreign exchange translation loss of $222 million and $448 million, respectively, representing the loss from the translation of Bunge's Brazilian assets and liabilities.

17.  SEGMENT INFORMATION

          Bunge has five reporting segments, which are organized based on similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The wheat milling and bakery products segment involves the manufacturing and marketing of products derived primarily from wheat. The other segment consists of the soy ingredients and corn products businesses.

          The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17.  SEGMENT INFORMATION (CONTINUED)

     OPERATING SEGMENT INFORMATION

                                                                                         WHEAT
                                                                                      MILLING AND
                                                                        EDIBLE OIL       BAKERY
     (US$ IN MILLIONS)                     AGRIBUSINESS   FERTILIZER   PRODUCTS (2)   PRODUCTS (2)   OTHER   UNALLOCATED     TOTAL
     -----------------                     ------------   ----------   ------------   ------------   -----   -----------     -----
                                                                                (UNAUDITED)
     THREE MONTHS ENDED SEPTEMBER 30,
     2002
     Net sales to external customers....   $      2,681   $      444   $        250   $        146   $  82   $         -    $ 3,603
     Intersegment revenues..............            126            -              -              -       -          (126)         -
     Gross profit.......................            338          100             21             20      17             -        496
     Income from operations.............            284           72              2              5      14           (13)       364
     Depreciation, depletion and
     amortization.......................             16           13              3              4       2             -         38
     EBITDA(1)..........................   $        300   $       85   $          5   $          9   $  16   $       (13)   $   402

     THREE MONTHS ENDED SEPTEMBER 30,
     2001
     Net sales to external customers....   $      2,322   $      376   $        229   $        147   $  77   $         -    $ 3,151
     Intersegment revenues..............             78            -              -              -       -           (78)         -
     Gross profit.......................            182           90             29             17      15             -        333
     Income from operations.............            130           64              7              1      12            (7)       207
     Depreciation, depletion and
     amortization ......................             13           13              4              3       2             1         36
     EBITDA(1)..........................   $        143   $       77   $         11   $          4   $  14   $        (6)   $   243

     NINE MONTHS ENDED SEPTEMBER 30,
     2002
     Net sales to external customers....   $      6,982   $    1,030   $        709   $        437   $ 232   $         -    $ 9,390
     Intersegment revenues..............            307            -              -              -       -          (307)         -
     Gross profit ......................            624          214             68             56      38             -      1,000
     Income from operations.............            470          134             11             15      27           (28)       629
     Depreciation, depletion and
     amortization.......................             45           45             12              9       7             -        118
     EBITDA(1)..........................   $        515   $      179   $         23   $         24   $  34   $       (28)   $   747

     NINE MONTHS ENDED SEPTEMBER 30,
     2001
     Net sales to external customers....   $      6,108   $      904   $        642   $        430   $ 228   $         -    $ 8,312
     Intersegment revenues..............            217            -              -              -       -          (217)         -
     Gross profit.......................            361          175             79             49      35             -        699
     Income from operations.............            228          114             19              6      22           (10)       379
     Depreciation, depletion and
     amortization.......................             37           46             11             11       7             2        114
     EBITDA(1)..........................   $        265   $      160   $         30   $         17   $  29   $        (8)   $   493

----------
     (1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.
     (2) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment. Accordingly, amounts for the third quarter ended September 30, 2001 and for the nine months ended September 30, 2002 and 2001 have been reclassified to reflect this change.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

18.  ACCOUNTS RECEIVABLE SECURITIZATION

          On July 25, 2002 Bunge, through a wholly owned subsidiary, entered into an agreement with a financial institution to sell an undivided interest in certain trade accounts receivable under which, on an ongoing basis, a maximum of $100 million can be sold from a designated pool of accounts receivable without recourse. Sales of accounts receivable averaged $93 million in the period from July 25, 2002 through September 30, 2002. Accounts receivable at September 30, 2002 were net of $95 million, representing the interests in receivables sold under this agreement.

19.  SUBSEQUENT EVENTS

          ACQUISITION OF CEREOL - On October 15, 2002, Bunge completed the acquisition of a 54.69% controlling interest, or 14,037,220 shares, in Cereol S.A., a leading oilseed processor for approximately EURO 449 million in cash or EURO 32 per share, from Edison S.p.A. (Edison). As required by French law, Bunge has commenced in France the process to purchase, at the same price per share, the 11,631,389 shares of Cereol that remain publicly traded on the Euronext market. Assuming 100% of the remaining shares are purchased as part of this process, the total price paid by Bunge for Cereol's equity will be approximately EURO 821 million. Under the stock purchase agreement, Bunge will also pay up to an additional EURO 3 per share, or approximately EURO 77 million to Edison and Cereol's other shareholders depending on the outcome of a pending arbitration by the McCormick Group involving Cereol. Bunge has also paid EURO 14 million to Edison in exchange for a non-compete agreement. Also, upon the closing of the Cereol acquisition, Bunge assumed Cereol's debt, which was approximately EURO 677 million as of June 30, 2002, and has refinanced a portion of the debt, in accordance with the change in control provisions in the related financing documents. In anticipation of this refinancing, in October 2002, Bunge entered into a EURO 500 million 364-day revolving credit facility.

          DEBT FINANCING- On October 15, 2002, Bunge completed an offering of $200 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 7.80% per year that mature on October 15, 2012. The notes were issued by Bunge's wholly owned subsidiary Bunge Limited Finance Corp., and guaranteed by Bunge. Interest is payable semi-annually, in arrears on April 15 and October 15 of each year, commencing on April 15, 2003. The net proceeds of approximately $197 million were used to reduce indebtedness under the commercial paper program and for general corporate purposes, including payments made in connection with acquisition activities.

          Bunge may redeem these notes at its option at any time at the redemption prices set forth in the offering memorandum. Upon a specified change of control, holders of the notes will have the right to require Bunge to repurchase the notes at the purchase price set forth in the offering memorandum.

          DIVIDENDS - On October 1, 2002, Bunge announced that its Board of Directors declared a regular quarterly cash dividend of $.10 per share. The dividend is payable on November 29, 2002 to shareholders of record on November 15, 2002.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. Forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. As such, they involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to integrate Cereol's operations and recognize anticipated benefits from the acquisition, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, political, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this report are made only as of its date, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

     We have changed the format of the management's discussion and analysis of financial condition and results of operations from the format presented in our 2001 annual report on Form 20-F for the year ended December 31, 2001 and our quarterly reports filed on Form 6-K during 2001. The results of operations section is presented by business segment and the liquidity and capital resources section is presented by sources of liquidity and capital and cash flows.

RESULTS OF OPERATIONS

     RECLASSIFICATIONS - In the third quarter of 2002, we reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment. Accordingly, amounts for the third quarter ended September 30, 2001 and for the nine months ended September 30, 2002 and 2001 have been reclassified to reflect this change.

     Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                         THREE MONTHS           NINE MONTHS
                                                      ENDED SEPTEMBER 30,    ENDED SEPTEMBER 30,
                                                     ---------   --------   ---------   --------
                                                        2002       2001        2002       2001
                                                     ---------   --------   ---------   --------
                                                          (US$ IN MILLIONS, EXCEPT VOLUMES)
NET SALES:
Agribusiness......................................   $   2,681   $  2,322   $   6,982   $  6,108
Fertilizer........................................         444        376       1,030        904
  Edible oil products.............................         250        229         709        642
  Wheat milling and bakery products...............         146        147         437        430
  Other (soy ingredients and corn products).......          82         77         232        228
                                                     ---------   --------   ---------   --------
     Food products total..........................         478        453       1,378      1,300
                                                     ---------   --------   ---------   --------
           Total..................................   $   3,603   $  3,151   $   9,390   $  8,312
                                                     =========   ========   =========   ========

                                                         THREE MONTHS             NINE MONTHS
                                                      ENDED SEPTEMBER 30,      ENDED SEPTEMBER 30,
                                                     ---------    --------    ---------    --------
                                                       2002         2001         2002        2001
                                                     ---------    --------    ---------    --------
COST OF GOODS SOLD:
Agribusiness......................................   $   2,343    $  2,140    $   6,358    $  5,747
Fertilizer........................................         344         286          816         729
  Edible oil products.............................         229         200          641         563
  Wheat milling and bakery products...............         126         130          381         381
  Other (soy ingredients and corn products).......          65          62          194         193
                                                     ---------    --------    ---------    --------
     Food products total..........................         420         392        1,216       1,137
                                                     ---------    --------    ---------    --------
           Total..................................   $   3,107    $  2,818    $   8,390    $  7,613
                                                     =========    ========    =========    ========

GROSS PROFIT:
Agribusiness......................................   $     338    $    182    $     624    $    361
Fertilizer........................................         100          90          214         175
  Edible oil products.............................          21          29           68          79
  Wheat milling and bakery products ..............          20          17           56          49
  Other (soy ingredients and corn products).......          17          15           38          35
                                                     ---------    --------    ---------    --------
     Food products total..........................          58          61          162         163
                                                     ---------    --------    ---------    --------
           Total..................................   $     496    $    333    $   1,000    $    699
                                                     =========    ========    =========    ========

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Agribusiness......................................   $      54    $     52    $     154    $    133
Fertilizer........................................          28          26           80          61
  Edible oil products.............................          19          22           57          60
  Wheat milling and bakery products...............          15          16           41          43
  Other (soy ingredients and corn products).......           3           3           11          13
                                                     ---------    --------    ---------    --------
     Food products total..........................          37          41          109         116
                                                     ---------    --------    ---------    --------
Unallocated.......................................          13           7           28          10
                                                     ---------    --------    ---------    --------
           Total..................................   $     132    $    126    $     371    $    320
                                                     =========    ========    =========    ========

INCOME FROM OPERATIONS:
Agribusiness......................................   $     284    $    130    $     470    $    228
Fertilizer........................................          72          64          134         114
  Edible oil products.............................           2           7           11          19
  Wheat milling and bakery products...............           5           1           15           6
  Other (soy ingredients and corn products).......          14          12           27          22
                                                     ---------    --------    ---------    --------
     Food products total..........................          21          20           53          47
                                                     ---------    --------    ---------    --------
Unallocated other.................................         (13)         (7)         (28)        (10)
                                                     ---------    --------    ---------    --------
           Total..................................   $     364    $    207    $     629    $    379
                                                     =========    ========    =========    ========

NET INCOME .......................................   $      95    $     57    $     167    $     86
                                                     =========    ========    =========    ========
VOLUMES (IN THOUSANDS OF METRIC TONS):
Agribusiness......................................      16,349      17,091       47,642      43,052
Fertilizer........................................       3,708       3,100        7,999       6,065
  Edible oil products.............................         401         385        1,150       1,108
  Wheat milling and bakery products ..............         535         561        1,594       1,607
  Other (soy ingredients and corn products) ......         381         360        1,115       1,115
                                                     ---------    --------    ---------    --------
     Food products total..........................       1,317       1,306        3,859       3,830
                                                     ---------    --------    ---------    --------
           Total..................................      21,374      21,497       59,500      52,947
                                                     =========    ========    =========    ========

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

OVERVIEW

     Our net sales increased 14% in the third quarter of 2002 compared to the third quarter of 2001 due to increases in sales volumes in our fertilizer, edible oil products and other segments, with fertilizer volumes increasing 20%. Our cost of goods sold increased 11% over the same period in 2001. Our gross profit increased 49% in the third quarter of 2002 compared to the third quarter of 2001. This increase was due to increased gross profit in all segments, except edible oil products. Our selling, general and administrative expenses (SG&A) increased 5% in the third quarter of 2002 compared to the third quarter of 2001. SG&A as a percentage of gross profit in the third quarter of 2002 decreased to 27% compared to 38% in the third quarter of 2001. Our income from operations increased 76% in the third quarter of 2002 compared to the third quarter of 2001. In our agribusiness segment, increased profitability was due to all three of our agribusiness business lines (grain origination, oilseed processing and international marketing), which benefited from higher average gross profit margins for soybean products, higher sales volumes in our oilseed processing and grain origination business lines and lower operating expenses in our South American operations due to a 27% devaluation of the Brazilian REAL versus the U.S. dollar. The fertilizer segment began its seasonal upturn earlier than usual in South America, as farmers continued to purchase retail fertilizer products earlier, due to higher soybean futures prices and the effect of the continued exchange rate volatility of the Brazilian REAL. In our wheat milling and bakery products and other segments, gross profit and income from operations increased, but declined in our edible oil products segment.

     The devaluation of the Brazilian REAL during the third quarter of 2002 favorably affected our profitability, particularly in the agribusiness segment. The agribusiness segment sells most of its products in U.S. dollars into export markets at a REAL-based price that effectively is dollar-linked. This benefits gross profit margins as operating costs are based on local currency. In addition, the currency devaluation in Brazil resulted in gains relating to the change in the market value of our agribusiness segment's readily marketable inventories. In our agribusiness segment, the positive effects of the devaluation on gross profit more than offset the foreign exchange losses incurred on the dollar denominated monetary items.

     The variations in our net sales, gross profit and income from operations by segments are described in more detail below.

AGRIBUSINESS SEGMENT

     In our agribusiness segment, net sales increased 16% to $2,681 million in the third quarter of 2002 from $2,322 million in the third quarter of 2001 due to increases in average selling prices partially offset by a 4% decrease in sales volumes. International marketing sales volumes decreased 23%, primarily due to slower soybean demand from China. This decrease was partially offset by sales volume increases in our oilseed processing and grain origination due primarily to a large South American crop, increased demand for soy commodity products and the March 2002 acquisition of La Plata Cereal in Argentina.

     Gross profit increased 86% to $338 million in the third quarter of 2002 compared with $182 million in the third quarter of 2001 primarily resulting from stronger gross profit margins in soybean processing in both South and North America. Gross profit margins also increased in grain origination. Gross profit margins in all three business lines benefited from a good crop quality in South America, the acquisition of inventories at lower prices, the devaluation of the Brazilian REAL and favorable margin positions taken earlier in 2002 in our North American oilseed processing business. Included in gross profit in the third quarter of 2002 was a $4 million non-cash charge for collection of an Argentine tax receivable, reflecting that country's economic difficulties. The Argentine government is current on its payments and exports are flowing normally. Nevertheless, we continue to be prudent in the assessment of our ability to collect Argentine recoverable taxes.

     SG&A increased primarily due to the expansion of our business, and was offset in part by the Brazilian REAL devaluation. Income from operations in our agribusiness segment increased 118% to $284 million in the third quarter of 2002 from $130 million in the third quarter of 2001 due to the improvement in gross profit in all three of our business lines resulting from stronger gross profit margins, profitable results from our La Plata Cereal acquisition and the impact of the REAL devaluation on expenses.

FERTILIZER SEGMENT

     In our fertilizer segment, net sales increased 18% to $444 million in the third quarter of 2002 from $376 million in the third quarter of 2001 primarily due to an increase in sales volumes partially offset by a decline in average selling prices. All aspects of our fertilizer business contributed to the 20% increase in sales volumes. Sales of retail fertilizer and raw material products began their seasonal pickup earlier than last year as farmers in Brazil continued purchasing for the new planting season in the third quarter of 2002 due to higher soybean futures prices and concerns that continued exchange rate volatility of the Brazilian REAL could further increase prices. Animal nutrient sales continued to benefit from a strong export market for Brazilian meat products, particularly poultry. The decline in average selling prices was due to a competitive price environment and the economic uncertainty in Brazil.

     Gross profit increased 11% to $100 million in the third quarter of 2002 from $90 million in the third quarter of 2001 as a result of the higher sales volumes, partially offset by a 20% increase in cost of goods sold in the third quarter of 2002 compared to the same quarter in 2001. The increase in cost of goods sold was primarily due to higher sales volumes resulting from increased demand for retail fertilizer and animal nutrient products and higher raw material costs.

     SG&A increased 8% in the third quarter of 2002 compared to the same quarter in 2001, primarily due to the higher sales volumes and related expenses, partially offset by the REAL devaluation. Also, the third quarter of 2001 was affected by the collection of a $3 million previously reserved trade accounts receivable. Income from operations in our fertilizer segment increased 13% to $72 million in the third quarter of 2002 from $64 million in the third quarter of 2001. The increase was primarily due to higher gross profit.

EDIBLE OIL PRODUCTS SEGMENT

     In our edible oil products segment, net sales increased 9% to $250 million in the third quarter of 2002 from $229 million in the third quarter of 2001 primarily due to higher average selling prices, increases in sales volumes in South and North America and a change in product mix towards higher priced premium products in North America.

     Gross profit decreased 28% to $21 million in the third quarter of 2002 from $29 million in the third quarter of 2001 primarily due to higher raw material costs, principally for crude soybean oil.

     SG&A decreased 14% to $19 million in the third quarter of 2002 from $22 million in the third quarter of 2001 as a result of cost reduction efforts and the effects of the REAL devaluation. Income from operations decreased 71% to $2 million in the third quarter of 2002 from $7 million in the third quarter of 2001. The decrease in profitability was attributable to the difficulty associated with recovering higher raw material costs arising from a highly competitive edible oil products environment in South America and was partially offset by the decline in SG&A.

WHEAT MILLING AND BAKERY PRODUCTS SEGMENT

     In our wheat milling and bakery products segment, net sales decreased 1% to $146 million in the third quarter of 2002 from $147 million in the third quarter of 2001 due to a slight decline in sales volumes resulting from a change in product mix attributable primarily to our wheat milling business, offset slightly by higher average selling prices.

     Gross profit increased 18% to $20 million in the third quarter of 2002 from $17 million in the third quarter of 2001 as a result of a change in the processing methods used in our wheat milling products business towards tolling services on lower margin products, which resulted in lower costs and also a change to a higher margin product mix in our bakery products business.

     SG&A decreased 7% to $15 million in the third quarter of 2002 from $16 million in the third quarter of 2001 primarily due to the effects of the REAL devaluation. Income from operations increased to $5 million in the third quarter of 2002 from $1 million in the third quarter of 2001 primarily due to a higher gross profit margin product mix and lower SG&A.

OTHER SEGMENT (SOY INGREDIENTS AND CORN PRODUCTS)

     In our other segment, net sales increased 7% to $82 million in the third quarter of 2002 from $77 million in the third quarter of 2001. In our corn products business, sales volumes and average selling prices increased on a comparable basis due to a strike at one of the production facilities last year, which negatively affected net sales during this period in 2001. In our soy ingredients business, a 36% increase in sales volumes was partially offset by a decline in average selling prices caused largely by a shift in the product mix.

     Gross profit increased 13% to $17 million in the third quarter of 2002 from $15 million in the third quarter of 2001. The increase is attributable to stronger gross profit in the commercial corn products business. Gross profit in the soy ingredients business was relatively flat, primarily as a result of an increase in raw material costs.

     SG&A was unchanged in the third quarter of 2002 compared to the third quarter of 2001. Income from operations increased 17% to $14 million in the third quarter of 2002 from $12 million in the third quarter of 2001. Income from operations increased in the corn products businesses primarily due to higher gross profit. Income from operations in the soy ingredients was flat.

NON-OPERATING INCOME (EXPENSE) - NET

     A summary of significant non-operating income (expense) - net for the periods indicated follows.

                                                                                   THREE MONTHS ENDED
                                                                                     SEPTEMBER 30,
                                                                              -----------------------------
                                                                                   2002           2001
                                                                              -----------------------------
                                                                                   (US$ IN MILLIONS)
   Interest income......................................................         $    19           $   20
   Interest expense.....................................................             (33)             (38)
   Interest expense on debt financing readily marketable inventories....              (9)             (10)
   Foreign exchange.....................................................            (159)             (71)
   Other income (expense)...............................................               5               (1)
                                                                              -----------------------------
                     Total..............................................         $  (177)          $ (100)
                                                                              =============================

     Non-operating income (expense) - net increased 77% to $177 million of expense in the third quarter of 2002 from $100 million of expense in the third quarter of 2001 primarily due to a 124% increase in foreign exchange losses, offset slightly by a 18% decrease in net interest expense. The increase in exchange losses was primarily due to changes in exchange rates between the U.S. dollar and the Brazilian REAL. The REAL decreased in value relative to the U.S. dollar by 27% in the third quarter of 2002 compared to 14% for the third quarter of 2001. The net income effect of the foreign exchange losses from the REAL devaluation was offset by the positive effects of the devaluation on gross profit margins and SG&A expenses. The Argentine PESO appreciated by 2% in value relative to the U.S. dollar in the third quarter of 2002 compared to the third quarter of 2001 when the PESO was constant relative to the U.S. dollar. Net interest expense declined due to lower average debt outstanding and lower average short-term interest rates. Interest expense on debt financing readily marketable inventories declined primarily due to lower average short-term interest rates.

INCOME TAX EXPENSE

     Income tax expense increased to $65 million in the third quarter of 2002 from $24 million in the third quarter of 2001 primarily due to an increase in taxable income. The increase in the effective income tax rate in the third quarter of 2002 from the third quarter of 2001 was primarily due to changes in the tax laws in Argentina in 2002 and reversals of deferred income tax valuation allowances in 2001. Our effective rate can be favorably or unfavorably affected by the volatility in the exchange rate for the REAL since we recognize current Brazilian tax benefits or expenses related to foreign exchange losses or gains on intercompany loans. Our effective tax rate is affected by the assumptions we have made about the exchange rate for the REAL. To the extent the actual exchange rate differs significantly from our assumptions, our income tax expense could be materially affected.

MINORITY INTEREST

     Minority interest increased to an expense of $27 million in the third quarter of 2002 compared to $26 million in the third quarter of 2001 primarily due to increased earnings at our less than wholly owned subsidiaries.

NET INCOME

     Net income increased 67% to $95 million in the third quarter of 2002 from $57 million in the third quarter of 2001.

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

OVERVIEW

     Our net sales increased 13% in the first nine months of 2002 compared to the first nine months of 2001 due to increases in net sales in all segments, with agribusiness volumes increasing 11%. Our cost of goods sold increased 10% over the same period in 2001. Our gross profit increased 43% in the first nine months of 2002 compared to the first nine months of 2001. Included in the first nine months of 2002 was $20 million of gross profit attributable to an extra month of results from Fosfertil, which had been reporting its results one month in arrears. The increase in gross profit was primarily due to a 73% increase in gross profit in our agribusiness segment, but all other segments with the exception of edible oil products also contributed to the increase. Our SG&A increased 16% in the first nine months of 2002 compared to the first nine months of 2001. SG&A in the first nine months of 2002 included expenses attributable to an extra month of results from Fosfertil and non-recurring credits in the first nine months of 2001. The first nine months of 2001 benefited from $14 million of non-recurring credits related to the recovery of social health and welfare taxes paid by our Brazilian subsidiaries. Our income from operations increased 66% in the first nine months of 2002 compared to the first nine months of 2001. Income from operations in the first nine months of 2002, included $6 million attributable to an extra month of income from operations from Fosfertil.

AGRIBUSINESS SEGMENT

     In our agribusiness segment, net sales increased 14% to $6,982 million in the first nine months of 2002 from $6,108 million in the first nine months of 2001 due to an 11% increase in volumes and an improvement in average selling prices. The increase in volumes, although depressed by the slower demand from China, was due to a strong South American crop, increased demand for soy commodity products, continued growth in our international marketing business and our acquisition of La Plata Cereal.

     Gross profit increased 73% to $624 million in the first nine months of 2002 compared with $361 million in the first nine months of 2001 due to the impact of strong global demand for soy commodity products. While gross profit increased in all three agribusiness business lines, the increase in agribusiness gross profit was predominately due to an increase in grain origination and oilseed processing gross profits in South America, which benefited from the devaluation of the Brazilian REAL and Argentine PESO, an early harvest, which provided favorable pricing, and good crop quality in Brazil. Gross profit margins were also higher in the U.S. oilseed processing business. Included in gross profit in the first nine months of 2002 was a $32 million non-cash charge for collection of a tax receivable from the Argentine government, reflecting that country's economic difficulties.

     SG&A increased primarily due to the expansion of our business, the acquisition of La Plata Cereal and additional provisions for doubtful accounts. Income from operations in our agribusiness segment increased 106% to $470 million in the first nine months of 2002 from $228 million in the first nine months of 2001 due to the improvement in gross profit.

FERTILIZER SEGMENT

     In our fertilizer segment, net sales increased 14% to $1,030 million in the first nine months of 2002 from $904 million in the first nine months of 2001 primarily due to an increase in sales volumes, partially offset by a decrease in average selling prices. The 32% increase in volumes was a result of a large second crop in Brazil, which increased demand for retail and raw material products, and a strong export market for Brazilian meat products, which increased demand for animal nutrients, and an extra month of results for Fosfertil. In addition, sales of retail fertilizer and raw material products began their seasonal pickup earlier than last year as farmers in Brazil began buying in the second quarter of 2002 for the new planting season due to higher soybean futures prices and concerns that continued devaluation of the Brazilian REAL could further increase prices. The decline in average selling prices was due to high inventory levels and a competitive price environment due to low prices of imported raw materials.

     Gross profit increased 22% to $214 million in the first nine months of 2002 from $175 million in the first nine months of 2001 as a result of the higher sales volumes partially offset by an increase in cost of goods sold. The increase in cost of goods sold was primarily due to higher sales volumes, partially offset by the REAL devaluation. In addition, gross profit in the first nine months of 2002 benefited from $20 million of profit attributable to the extra month of results from Fosfertil.

     SG&A increased primarily due to the increase in sales volumes, additional provisions for doubtful accounts and the inclusion of an extra month of results from Fosfertil in 2002. In addition, SG&A in the first nine months of 2001 included an $8 million non-recurring credit relating to Brazilian health and welfare taxes. Income from operations in our fertilizer segment increased 18% to $134 million in the first nine months of 2002 from $114 million in the first nine months of 2001 primarily due to the improvement in gross profit.

EDIBLE OIL PRODUCTS SEGMENT

     In our edible oil products segment, net sales increased 10% to $709 million in the first nine months of 2002 from $642 million in the first nine months of 2001 primarily due to higher average selling prices and a change in product mix towards higher priced premium products.

     Gross profit decreased 14% to $68 million in the first nine months of 2002 from $79 million in the first nine months of 2001 primarily due to higher raw material costs, principally crude soybean oil.

     SG&A decreased 5% in the first nine months of 2002 from the first nine months of 2001 due to our cost reduction efforts and the impact of the REAL devaluation. Also, the nine months results for 2001 were increased by $2 million of non-recurring credits relating to Brazilian health and welfare taxes. As a result, income from operations decreased 42% to $11 million in the first nine months of 2002 from $19 million in first nine months of 2001.

WHEAT MILLING AND BAKERY PRODUCTS SEGMENT

     In our wheat milling and bakery products segment, net sales increased 2% to $437 million in the first nine months of 2002 from $430 million in the first nine months of 2001 due to higher average selling prices, partially offset by a decline in sales volumes. The increase in average selling prices was largely due to a supply shortage in wheat milling products in Brazil as competitors in financial difficulty lowered production, as well as a change in the product mix to higher priced products.

     Gross profit increased 14% to $56 million in the first nine months of 2002 from $49 million in the first nine months of 2001 as a result of a change in the processing methods used in our wheat milling products business towards tolling services on lower margin products, which resulted in lower costs, and also a change to a higher margin product mix in our bakery products business, higher average selling prices and higher margin product mix.

     SG&A decreased 4% in the first nine months of 2002 from the first nine months of 2001 due to the effects of the REAL devaluation. Income from operations increased 150% to $15 million in the first nine months of 2002 from $6 million in the first nine months of 2001, which included $2 million of non-recurring credits relating to Brazilian health and welfare taxes. Income from operations benefited from lower raw material costs, improvements in efficiency and cost reduction efforts.

OTHER SEGMENT (SOY INGREDIENTS AND CORN PRODUCTS)

     In our other segment, net sales increased 2% to $232 million in the first nine months of 2002 from $228 million in the first nine months of 2001 due to increases in sales volumes in our soy ingredients business as well as increases in average selling prices in the corn products business, offset by a decline in average selling prices in soy ingredients business. In our soy ingredients business, sales volumes increased due to a strong export demand for the lower margin soy ingredients products. In our corn products business, the average selling prices increased due to a favorable demand in North America, which more than offset the 15% decline in volumes. Also, a strike at one of the production facilities in our corn products business negatively affected sales during this period in 2001.

     Gross profit increased 9% to $38 million in the first nine months of 2002 from $35 million in the first nine months of 2001. The increase was due to cost of goods sold remaining relatively flat as a result of a decline in raw material costs caused by a change in the product sales mix and lower costs for raw materials in the corn products business.

     SG&A decreased 15% in the first nine months of 2002 from the first nine months of 2001 due to the effects of the REAL devaluation. Income from operations increased 23% to $27 million in the first nine months of 2002 compared with $22 million in the first nine months of 2001 due to the increase in gross profit and the decline in SG&A.

NON-OPERATING INCOME (EXPENSE) - NET

     A summary of significant non-operating income (expense) - net for the periods indicated follows.

                                                                                     NINE MONTHS
                                                                                 ENDED SEPTEMBER 30,
                                                                            -------------------------------
                                                                                  2002           2001
                                                                            -------------------------------
                                                                                   (US$ IN MILLIONS)
   Interest income......................................................       $    71        $    92
   Interest expense.....................................................          (103)          (154)
   Interest expense on debt financing readily marketable inventories....           (21)           (31)
   Foreign exchange.....................................................          (243)          (142)
   Other income.........................................................            13              3
                                                                            -------------------------------
                     Total..............................................       $  (283)       $  (232)
                                                                            ===============================

     Non-operating income (expense) - net increased 22% to $283 million in the first nine months of 2002 from $232 million in the first nine months of 2001 primarily due to a 71% increase in foreign exchange losses, partially offset by a 43% decrease in net interest expenses. The increase in the foreign exchange losses was primarily due to changes in exchange rates between the U.S. dollar and the Brazilian REAL. The REAL decreased in value relative to the U.S. dollar by 40% in the first nine months of 2002 compared to 13% for the same period in 2001. The Argentine PESO decreased in value relative to the U.S. dollar by 56% in the first nine months of 2002 compared the same period in 2001 when the PESO was constant relative to the U.S. dollar. We minimized our foreign currency exposure in Argentina through an increase in our permanently invested intercompany loans as well as having a long position in U.S. dollars. Net interest expense declined due to lower average debt outstanding and lower average short-term interest rates. Interest expense on debt financing readily marketable inventories declined primarily due to lower average short-term interest rates.

INCOME TAX EXPENSE

     Income tax expense increased to $104 million in the first nine months of 2002 from $28 million in the first nine months of 2001 primarily due to an increase in taxable income. The increase in the effective income tax rate in the third quarter of 2002 from the third quarter of 2001 was predominately due to changes in the tax laws in Argentina in 2002 and reversals of deferred income tax valuation allowances in 2001. Our effective tax rate for the first nine months of 2002 was impacted by a $9 million tax credit relating to the refund of prior years' U.S. foreign sales corporation benefits and a $6 million decrease in the deferred tax asset valuation allowance resulting from changes in the realization of certain net operating loss carry-forwards. Our effective rate can be favorably or unfavorably affected by the volatility in the exchange rate for the REAL since we recognize current Brazilian tax benefits or expenses related to foreign exchange losses or gains on intercompany loans. Our effective tax rate is affected by the assumptions we have made about the exchange rate for the REAL. To the extent the actual exchange rate differs significantly from our assumptions, our income tax expense could be materially affected.

MINORITY INTEREST

     Minority interest increased to an expense of $61 million in the first nine months of 2002 compared to an expense of $43 million in the first nine months of 2001 primarily due to increased earnings at our less than wholly owned subsidiaries.

NET INCOME

     Net income increased 94% to $167 million in the first nine months of 2002 from $86 million in the first nine months of 2001.

     Net income in the first nine months of 2002 included a $14 million loss from the cumulative effect of change in accounting principle related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. As a result of the adoption of SFAS No. 142 and our completion of the transitional impairment test, we recorded $14 million for goodwill impairment losses related mainly to goodwill in the bakery mixes business line of our wheat milling and bakery products segment.

     Net income in the first nine months of 2001 was positively affected by a $7 million cumulative effect of a change in accounting principle related to the adoption of SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. As a result of the adoption, commencing in 2001, we began recording unrealized gains and losses on previously unrecognized forward and sales contracts as a component of cost of goods sold over the term of these contracts rather than on the delivery date for the underlying commodity. In addition, we recorded a $3 million gain on the disposal of our consumer bread products division in Brazil, which we sold to a third party in March 2001 for $58 million.

     In February 2002, we restructured our corporate organization in Brazil, which generated an increase in our ownership. We paid $105 million in cash to increase our interest in Bunge Alimentos and Bunge Fertilizantes to 83%. For the first nine months of 2002, net income was $17 million higher than it would have been if the restructuring transaction had not taken place.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY AND CAPITAL

     Our primary financing objective is to maintain a conservative balance sheet that provides flexibility to pursue our growth objectives. We use a combination of equity and debt to finance non-current assets and working capital needs.

     To finance working capital, we use cash flows generated from operations and short-term (usually 30-60 days maturity) borrowings, including our commercial paper facility and various short-term credit lines. At September 30, 2002, we had $155 million outstanding under our commercial paper program. In order to reduce our reliance on short-term borrowings, on July 11, 2002, we amended our commercial paper facility to reduce the maximum borrowings allowed under that facility from $930 million to $600 million. We maintain back-up bank credit lines at least equal to our outstanding commercial paper borrowings. On July 11, 2002, we also amended our back-up credit lines so that $360 million has a 364-day term and $240 million has a three-year term. If we were unable to access the commercial paper market, we would use our back-up bank credit lines, which would be at a higher cost than our commercial paper. We have never used these back-up credit lines.

     We also have a $460 million three-year revolving senior credit facility, which we increased from $420 million in August 2002, and of which $150 million was outstanding at September 30, 2002. In addition, we have a $67 million two-year senior credit facility of which nothing was outstanding at September 30, 2002 and a $50 million three-year senior credit facility of which $50 million was outstanding at September 30, 2002. Total long-term debt at the Bunge corporate level at September 30, 2002 was $917 million.

     On September 25, 2002, we completed the private placement of $486 million aggregate principal amount of unsecured senior guaranteed notes, which were issued by our wholly owned subsidiary, Bunge Limited Finance Corp., and guaranteed by us. The notes were issued in three series comprised of $82 million of notes bearing interest at 6.31% that mature on September 30, 2007, $53 million of notes bearing interest at 6.78% that mature on September 30, 2009 and $351 million of notes bearing interest at 7.44% that mature on September 30, 2012. Interest is payable semi-annually, in arrears on March 30 and September 30 of each year, commencing on March 30, 2003. We used the net proceeds of approximately $483 million to reduce indebtedness under our commercial paper program and for general corporate purposes, including payments made in connection with acquisition activities.

     At our subsidiary level, we have various other long-term debt facilities at fixed and variable interest rates denominated in both U.S. dollars and Brazilian REAIS, most of which mature between 2002 and 2006. At September 30, 2002, we had $515 million outstanding under these long-term credit facilities. Of this amount, at September 30, 2002, $269 million was secured by certain land, property, equipment and export commodity contracts, as well as shares of the capital stock of Bunge Fertilizantes, Fosfertil and Ultrafertil having a net carrying value of $548 million. We repaid $56 million of the secured debt in the first nine months of 2002.

     Our long-term debt agreements, commercial paper program and senior credit facilities require us to comply with specified financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. We were in compliance with these covenants as of September 30, 2002.

     On April 29, 2002, we entered into senior credit facilities for back-up liquidity purposes in connection with our proposed acquisition of Cereol with aggregate available borrowings of $800 million, under which no borrowings were outstanding at September 30, 2002. As a result of our issuance of $486 million aggregate principal amount of senior guaranteed notes and $200 million of senior notes, these facilities were terminated.

     On July 25, 2002, Standard & Poor's assigned a BBB corporate credit rating to Bunge and on September 27, 2002, Standard & Poor's assigned a BBB senior unsecured debt rating to our senior guaranteed notes. On July 24, 2002, Fitch Ratings placed the rating of our senior unsecured notes, which are rated BBB, on "Rating Watch Negative" in response to our announcement of the proposed Cereol acquisition. According to the announcement, the "Rating Watch Negative" reflects an anticipated decline in our credit protection measures in the near term as a result of the acquisition and uncertainties about the integration process. On October 14, 2002, Fitch Ratings assigned a rating of "BBB" to our senior unsecured notes, and confirmed our status as "Rating Watch Negative". On August 6, 2002, Moody's Investors Services assigned a Baa3 to our $107 million three-year trust certificates and $18 million five-year trust certificates. Standard & Poor's, Fitch and Moody's have indicated that, based on current information, they do not expect Bunge to be rated below investment grade subsequent to the acquisition.

     In the third quarter of 2002, we entered into a foreign currency forward contract with a notional value of EURO 200 million maturing on January 15, 2003. This contract represents an economic hedge against the purchase price for the Cereol acquisition. The fair value of the contract in the amount of $4 million was recorded in the consolidated balance sheet as of September 30, 2002 and a related $4 million unrealized gain reflecting the fair value adjustments was recognized in the consolidated statements of income for the three and nine months ended September 30, 2002. This contract was settled on October 11, 2002 for a gain of $4 million.

     In anticipation of incurring additional debt, in the second and third quarters of 2002, we entered into treasury rate lock contracts with notional values of $200 million at a 10-year forward treasury yield of 4.99%, $60 million at 5-year forward treasury yield of 3.13%, $40 million at a 10-year forward treasury yield of 4.07% and $300 million at a 10-year forward treasury yield of 4.14%, to hedge some of the interest rate variability risk associated with changes in the U.S. Treasury rate. We accounted for these derivative contracts as cash flow hedges. As of September 30, 2002, we recorded a loss of approximately $22 million, relating to these derivative contracts, in other comprehensive income (loss), which will be reclassified to earnings over the term of the debt incurred. In addition, we recorded a loss of approximately $5 million, relating to these derivative contracts, in non-operating income (expense)-net in the consolidated statements of income for three and nine months ended September 30, 2002.

     Also, upon the closing of our acquisition of Cereol, we assumed Cereol's debt of approximately EURO 677 million, and have refinanced a portion of the debt in accordance with the change in control provisions in the related financing documents. In anticipation of this refinancing, in October 2002, we entered into a EURO 500 million 364-day revolving credit facility.

     We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could adversely affect our ability to renew existing, or to obtain access to new, credit facilities in the future and would increase the cost of such facilities to us.

     Our current ratio, defined as current assets divided by current liabilities, was 1.76 at September 30, 2002 and 1.40 at December 31, 2001. Due to our cash levels and the liquidity of our agricultural commodities inventories, we believe we have sufficient working capital to satisfy our present business needs.

     We have guaranteed the payment of the long-term loans of a joint venture in Argentina. As of September 30, 2002, the guarantee totaled $26 million.

     In March 2002, we sold 16,093,633 common shares in a public offering, which resulted in net proceeds of $292 million, after underwriting discounts, commissions and expenses. We used net proceeds of $105 million to buy back shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries, and the remainder to reduce indebtedness under our commercial paper program.

     Cash and cash equivalents were $231 million at September 30, 2002 and $199 million at December 31, 2001. Included in our inventories were readily marketable commodities inventories of $1,240 million at September 30, 2002 and $764 million at December 31, 2001. These agricultural commodities, which are financed with debt, are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. The increase in readily marketable inventories was primarily due to the acquisition of crops from the South American harvest that occurs in the first half of the year.

     Shareholders' equity decreased to $1,220 million at September 30, 2002 from $1,376 million at December 31, 2001 as a result of increases in foreign exchange translation adjustments of $565 million primarily generated by our Brazilian and Argentine subsidiaries, dividends paid to shareholders of $27 million and losses incurred on the settlement of treasury rate lock contracts in the amount of $22 million. Offsetting these decreases were net proceeds of $292 million from our sale of common shares and $167 million of net income for the first nine months of 2002.

OFF-BALANCE SHEET FINANCINGS

     Other than sale-leaseback transactions and an accounts receivable securitization program, we do not have any off-balance sheet financings. In July 2002, through a wholly owned a subsidiary, we entered into an accounts receivable agreement with a financial institution that allows us to sell on an ongoing basis, without recourse, an undivided interest of up to $100 million from a certain designated pool of accounts receivable. Sales of accounts receivable averaged $93 million in the period from July 25, 2002 through September 30, 2002. Accounts receivable at September 30, 2002 were net of $95 million, representing the interests in receivables sold under this agreement.

     We have no majority-owned subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

CASH FLOWS

     In the first nine months of 2002, we generated cash of $32 million, which was the net affect of cash flows from operating, investing and financing activities, compared to the first nine months of 2001, when we used cash of $232 million.

     Our operating activities provided cash of $154 million in the first nine months of 2002, a substantial increase from the $45 million used in the same period last year. We began purchasing the bulk of our future South American inventory needs during the crop harvest that occurred during the second quarter of 2002. As a result, changes in our inventory balances between December 31, 2001 and September 30, 2002 were significant. During the first nine months of 2002, our cash flows from operations were sufficient to purchase the inventories. Cash flow from operating activities before working capital changes increased to $635 million for the first nine months of 2002 from $287 million in the first nine months of 2001 due to increased net income and the REAL devaluation. We continue to focus on effectively managing our working capital. Cash flow from operating activities before working capital changes is one of our major sources of liquidity.

     Cash used in investing activities increased to $211 million for the first nine months of 2002 from $94 million used in the first nine months of 2001. Investing activities consist primarily of additions to property, plant and equipment under our capital expenditure plan and payments for business acquisitions. Payments for business acquisitions were significantly higher in the first nine months of this year primarily due to the acquisition of shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries. In the first nine months of 2001, we received proceeds from the sale of our baked goods division.

     Cash provided by financing activities increased to $184 million in the first nine months of 2002 from $70 million used in the first nine months of 2001. In the first quarter of 2002, we sold common shares for net proceeds of $292 million. As part of our continuing strategy of centralizing our financing activities at the parent company level, we paid down $451 million of long-term variable rate revolving loans at some of our subsidiaries and partially replaced it with parent company borrowings. We also paid the last installment of $56 million on a 9.25% note collateralized by our commodity exports. In addition, we borrowed $582 million under our long-term credit facilities and on September 25, 2002, we issued $486 million aggregate principal amount of unsecured senior guaranteed notes from which we received approximately $483 million in net proceeds. Dividends paid during the first nine months of 2002 were $27 million.

     In anticipation of incurring additional debt, in the second and third quarters of 2002, we entered into treasury rate lock contracts, upon settlement we made a payment of approximately $12 million in the nine months ended September 30, 2002.

ACQUISITION OF CEREOL

     On October 15, 2002, we completed the acquisition of a 54.69% controlling interest, or 14,037,220 shares, in Cereol S.A., for approximately EURO 449 million in cash, or EURO 32 per share, from Edison S.p.A. (Edison). Under the stock purchase agreement, we will also pay Edison up to an additional EURO 3 per share, or approximately EURO 42 million, depending on the outcome of a pending arbitration by the McCormick Group involving Cereol. As required by French law, we have commenced in France the process to purchase the remaining 11,631,389 outstanding shares of Cereol that remain publicly traded on the Euronext market, at the same price per share or approximately EURO 372 million, plus the potential adjustment of up to an additional EURO 3 per share. Assuming 100% of the remaining shares are purchased as part of this process, the total price paid by Bunge for Cereol's equity will be approximately EURO 821 million, plus the potential adjustment of up to an additional EURO 3 per share. We have also paid EURO 14 million to Edison in exchange for a non-compete agreement. The closing of the acquisition occurred significantly earlier than anticipated due to timing of the regulatory approvals. We have financed the proposed acquisition with available cash and borrowings.

     In addition, upon the closing of the acquisition, we assumed Cereol's debt, which was approximately EURO 677 million as of June 30, 2002, and have refinanced a portion of the debt in accordance with the change in control provisions in the related financing documents. In anticipation of this refinancing, in October 2002, we entered into a EURO 500 million 364-day revolving credit facility.

POTENTIAL TRANSACTION INVOLVING LESIEUR

     Cereol currently has a partnership agreement with Sofiproteol in a company called Saipol, which is 66.66% owned by Sofiproteol, and 33.34% owned by Lesieur, a wholly owned subsidiary of Cereol. Lesieur is the brand name under which Cereol sells its French bottled oils. As a result of our acquisition of Cereol, discussions regarding the future of the partnership are currently being held. These discussions may result in the sale of the Lesieur business to Saipol, in which we would have a 33.34% interest going forward.

     In addition, we are examining several different transactions that could be implemented in the next twelve months with respect to some of Cereol's operations. These transactions could include joint ventures, strategic alliances, acquisitions and mergers, or sales of certain assets. Discussions with respect to these opportunities are in preliminary stages.

RECENT DEVELOPMENTS

     On October 15, 2002, we completed an offering of $200 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 7.80% per year that matures on October 15, 2012. The notes were issued by our wholly owned subsidiary Bunge Limited Finance Corp. and guaranteed by us. Interest is payable semi-annually, in arrears on April 15 and October 15 of each year, commencing on April 15, 2003. We used the net proceeds of approximately $197 million to reduce indebtedness under our commercial paper program and for general corporate purposes, including payments made in connection with acquisition activities.

ARGENTINA

     During late December 2001, the Argentine government suspended foreign currency trading. In January 2002, the government abandoned the fixed PESO-dollar exchange rate and created a dual exchange rate system, which was subsequently abandoned in February 2002. Between February 11, 2002, when the Argentine markets reopened, and November 11, 2002, the exchange rate has fluctuated between 1.92 and 3.57 pesos to the U.S. dollar, representing a 46% devaluation. Our Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and we record the resulting foreign exchange translation adjustments into our consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in our other comprehensive income (loss) for the first nine months of 2002 were foreign exchange translation losses of $81 million representing the adjustment from the translation of Bunge's Argentine assets and liabilities. We minimized the effect on our net income for the first nine months of 2002 from the decline in value of the Argentine PESO relative to the U.S. dollar of 56%, through a long position in U.S. dollars, including U.S. dollar denominated inventories.

     As a result of the Argentine economic crisis, in the first nine months of 2002, we recorded a $32 million provision against recoverable taxes from the Argentine government.

     In March 2002, the Argentine government announced the imposition of export tariffs on manufactured agricultural and industrial goods, including soy meal and oil, and in April 2002, increased these tariffs. As a result of these increases, export tariffs are 23.5% on raw grains and 20% on manufactured agricultural and industrial goods. We do not expect our 2002 financial results to be adversely affected by these tariffs.

     Argentina has experienced recent political unrest, in large part due to negative economic conditions. This political uncertainty could lead to changes in the Argentine government, including the presidency, which could further undermine investor confidence and produce additional policy changes.

     A highly inflationary economy is one whose cumulative inflation over a three-year period is 100% or more. Based on recent inflationary trends, it is possible Argentina's three year cumulative inflation rate could exceed 100% in the near future. If Argentina becomes classified as a highly inflationary economy, we will be required to change the functional currency of our Argentine subsidiaries to the U.S. dollar from the PESO in accordance with U.S. GAAP.

     If we change the functional currency of our Argentine subsidiaries to the U.S. dollar our financial statements would be affected prospectively in several ways. We would:

          -    translate depreciation expenses at historical exchange rates;
          - generate foreign exchange translation gains or losses on PESO-denominated monetary assets and liabilities;
          - record non-monetary items at the exchange rates on the dates that the transactions were consummated; and
          - cease recording foreign exchange translation adjustments to other comprehensive income (loss).

     We use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated analogous to equity for accounting purposes. Therefore, the foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we change the functional currency of our Argentine subsidiaries, we would no longer record foreign exchange gains or losses on these intercompany loans.

     It is uncertain if and when Argentina will be classified as a highly inflationary economy. Because of this uncertainty we are unable to determine what effect a change in the functional currency of our Argentine subsidiaries to the U.S. dollar would have on our financial position, results of operations or cash flows.

BRAZIL

     The Brazilian government has often changed its economic policy, sometimes significantly, in response to negative economic conditions. Past government actions have included the devaluation of the REAL and the imposition of exchange, wage and price controls. In early 1999, the Brazilian government allowed the REAL to float freely, resulting in 66% devaluation against the U.S. dollar from January 14, 1999 through September 30, 2002. This and prior devaluations have had a negative effect on our REAL-denominated revenues and on the value of our Brazilian assets. A sudden movement in the value of the REAL, as a result of political changes or otherwise, could negatively affect our results of operations. The functional currency of our Brazilian subsidiaries is the REAL. Between January 1, 2002 and November 11, 2002, the exchange rate has fluctuated between 2.32 and 3.50 reais to the U.S. dollar, representing 34% devaluation. Our Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Accordingly, included in other comprehensive loss for the nine months ended September 30, 2002 is a foreign exchange translation loss of $448 million, representing the loss from the translation of our Brazilian assets and liabilities.

     We minimized the effect of the decline in the value of the Brazilian REAL relative to the U.S. dollar on our net income through the use of intercompany loans that are deemed to be permanently invested and by hedging U.S. dollar net monetary assets and liabilities. In addition, our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to the currency exposure. Our Brazilian fertilizer division has also historically been able to link our sales prices to those of dollar-linked imported raw material costs, thereby minimizing the effect of exchange rate fluctuations. However, our food products division's net sales in Brazil, which comprised approximately 15% and 16% of our total net sales in the nine months ended September 30, 2002 and 2001, respectively, were denominated in Brazilian REAIS.

     Brazilian presidential elections occurred in October 2002. Luiz Inacio Lula de Silva was elected as the new president for an initial four-year term. The recent volatility of the REAL and the Brazilian capital markets has been due, in part, primarily to uncertainties surrounding the impact of Lula's election and his party's policies. We cannot assure you that the new government will not implement policy changes that could adversely affect our Brazilian operations.

DIVIDENDS

     On October 1, 2002, we announced that our Board of Directors declared a regular quarterly cash dividend of $.10 per share. The dividend is payable on November 29, 2002 to shareholders of record on November 15, 2002.

CRITICAL ACCOUNTING POLICIES

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with U.S. GAAP and include the assets, liabilities, revenues and expenses of all majority owned subsidiaries over which we exercise control and for which control is other than temporary. For a complete discussion of our accounting policies, see our Annual Report on Form 20-F filed with the Securities and Exchange Commission.

     Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and the results of operations and require management to exercise significant judgments.

     The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We periodically review our estimates and assumptions including, but not limited to, allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring charges, useful lives of property, plant and equipment and intangible assets with definite lives, impairment of goodwill, contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. Actual results may differ from the estimates and assumptions used in preparing our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that adoption of SFAS No. 146 will have a material effect on our financial position, results of operations or cash flows.

     In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. This statement clarifies guidance related to the reporting of gains and losses from extinguishments of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt become effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions relating to lease modification are effective for transactions occurring after May 15, 2002. We do not expect that adoption of SFAS No. 145 will have a material effect on our financial position, results of operations or cash flows.

     Effective January 1, 2002, we adopted SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 supercedes APB Opinion No. 17, INTANGIBLE ASSETS and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating the amortization of goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No.

142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. SFAS No. 142 requires that companies to complete a transitional goodwill impairment test within six months from their adoption of SFAS No. 142.

     In accordance with the transitional guidance and the adoption of SFAS No. 142, we completed a transitional impairment test and recorded a charge of $14 million, net of tax of $1 million for the nine months ended September 30, 2002 for goodwill impairment losses, related mainly to goodwill in the bakery mixes business line of our wheat milling and bakery products segment. We recorded these impairment losses as a cumulative effect of a change in accounting principle in our consolidated statement of income for the nine months ended September 30, 2002. Our other intangible assets were not affected by the adoption of SFAS No. 142. Goodwill amortization expense was $1 million and $5 million for the three and nine months ended September 30, 2001, respectively.

     In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS effective January 1, 2003 and SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. We are currently assessing the impact of adopting SFAS No. 143. We have determined that SFAS No. 144 did not affect our consolidated financial statements upon its adoption effective January 1, 2002.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES

                                ABOUT MARKET RISK

COMMODITIES RISK

     We operate in many areas of the food industry from agricultural raw materials to production and sale of branded food products. As a result, we use and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, wheat and corn. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. We enter into various derivative contracts, primarily exchange traded futures and options, with the objective of managing our exposure to adverse price movements in the agricultural commodities used for our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are a combination of quantity and value at risk limits. We measure and review our sensitivity to our net commodities position on a daily basis.

     We use a sensitivity analysis to estimate our daily exposure to market risk on our agricultural commodity position. The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted average futures prices for the period. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

                                                     NINE MONTHS ENDED                     YEAR ENDED
                                                     SEPTEMBER 30, 2002                 DECEMBER 31, 2001
                                              ---------------------------------  ---------------------------------
        (US$ IN MILLIONS)                       FAIR VALUE       MARKET RISK       FAIR VALUE       MARKET RISK
        -----------------                     ---------------  ----------------  ---------------  ----------------
        Highest long position.............        $   446           $   45           $   209           $   21
        Highest short position............             10                1                77                8
        Average (short) long position.....        $   (23)          $   (2)          $   138           $   14

     The change in fair value of the average daily position in the nine months ended September 30, 2002 from the year ended December 31, 2001 was principally a result of a change in our daily net agricultural commodities position combined with a decline in prices in the nine months ended September 30, 2002 from higher price levels during 2001, which was a result of lower demand from China and larger South American crops.

CURRENCY RISK

     Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swap and purchased option contracts to hedge currency exposures.

     When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Permanently invested intercompany loans will not be repaid and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive income (loss). The balance of permanently invested intercompany borrowings was $699 million as of September 30, 2002 and $595 million as of December 31, 2001. Included in other comprehensive income
(loss) are exchange losses related to permanently invested intercompany loans of $294 million in the nine months ended September 30, 2002 and $112 million in the year ended December 31, 2001.

     For risk management purposes and to determine the overall level of hedging required, we further reduce the foreign exchange exposure determined above by the value of our agricultural commodities inventories. Our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to our currency exposure.

     Our net currency position, including cross-currency swaps and currency options, and our market risk, which is the potential loss from an adverse 10% change in foreign currency exchange rates, is set forth in the following table. In addition, we have provided an analysis of our foreign currency exposure after reducing the exposure for our agricultural commodities inventory. Actual results may differ from the information set forth below.

                                                                                  AS OF SEPTEMBER      AS OF DECEMBER 31,
(US$ IN MILLIONS)                                                                     30, 2002                2001
-----------------                                                                -------------------  ----------------------

BRAZILIAN OPERATIONS:
Net currency short position, from financial instruments, including derivatives       $  (915)                $ (511)
Market risk.................................................................             (92)                   (51)

Agricultural commodities inventories........................................           1,035                    401
Net currency long (short) position, less agricultural commodities inventories            120                   (110)
Market risk.................................................................         $    12                 $  (11)

ARGENTINE OPERATIONS:
Net currency long (short) position, from financial instruments, including
  derivatives...............................................................         $   146                 $  (48)
Market risk.................................................................              15                     (5)

Agricultural commodities inventories........................................              (5)                    93
Net currency long position, less agricultural commodities inventories.......             141                     45
Market risk.................................................................         $    14                 $    5

     The change in our Brazilian net currency position as of September 30, 2002 from December 31, 2001 was due to our continuing efforts to minimize our foreign exchange exposures, including the increase in our permanently invested intercompany loans. The change in our Argentine net currency position as of September 30, 2002 from December 31, 2001 was due to the increase in our permanently invested intercompany loans as well as having a long position in U.S. dollars.

     On August 7, 2002, we entered into a foreign currency forward contract with a notional value of EURO 200 million maturing on January 15, 2003. This contract represents an economic hedge against the purchase price for the Cereol acquisition. The fair value of the contract in the amount of $4 million was recorded in the consolidated balance sheet as of September 30, 2002 and a related $4 million unrealized gain reflecting the fair value adjustments was recognized in the consolidated statements of income for the three and nine months ended September 30, 2002. This contract was settled on October 11, 2002 for a gain of $4 million.

INTEREST RATE RISK

     In September 2002 and October 2002, in order to reduce our reliance on short-term debt, we issued four series of senior notes in the amounts and with the interest rates and maturities as follows:

                             AMOUNT               INTEREST RATE             MATURITY
                             ------               -------------             --------
                  $ 82 million                    6.31%           September 30, 2007
                  $ 53 million                    6.78%           September 30, 2009
                  $ 351 million                   7.44%           September 30, 2012
                  $ 200 million                   7.80%           October 15, 2012

     We expect that the incurrence of this additional long-term debt will result in an increase in our interest rates.

     In anticipation of incurring additional debt, in the second and third quarter of 2002, we entered into treasury rate lock contracts with notional values of $200 million at a 10-year forward treasury yield of 4.99%, $60 million at 5-year forward treasury yield of 3.13%, $40 million at a 10-year forward treasury yield of 4.07% and $300 million at a 10-year forward treasury yield of 4.14%, to hedge some of the interest rate variability risk associated with changes in the U.S. Treasury rate. We accounted for these derivative contracts as cash flow hedges. As of September 30, 2002, we recorded a loss of approximately $22 million, relating to these derivative contracts, in other comprehensive income (loss), which will be reclassified to earnings over the term of the debt incurred. In addition, we recorded a loss of approximately $5 million, relating to these derivative contracts, in non-operating income (expense)-net in the consolidated statements of income for three and nine months ended September 30, 2002.

     Except for the aforementioned, there have been no significant changes in our interest rate market risk since December 31, 2001.

                                OTHER INFORMATION

COMPLIANCE WITH EXCHANGE ACT REPORTING REQUIREMENTS

     We have filed timely our Form 20-F and all other reports required to be filed by us pursuant to the Securities Exchange Act of 1934 during the preceding twelve months.

CONTROLS AND PROCEDURES

     Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14 of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to Bunge (including its consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

     There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date we carried out this evaluation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 BUNGE LIMITED


Date: November 13, 2002                          By:  /s/ William M. Wells
                                                      --------------------
                                                      William M. Wells
                                                      Chief Financial Officer


                                                      /s/ Theodore P. Fox, III
                                                      ------------------------
                                                      Theodore P. Fox, III
                                                      Controller and Principal
                                                        Accounting Officer



                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Alberto Weisser, certify that:

1.   I have reviewed this report on Form 6-K of Bunge Limited
     (the "registrant"):

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and the other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
     13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

     c. presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    November 13, 2002


                                             /s/ ALBERTO WEISSER
                                             --------------------------
                                             Alberto Weisser
                                             Chief Executive Officer



                CERTIFICATION OF CHIEF FINANCIAL OFFICER
      PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, William M. Wells, certify that:

1.   I have reviewed this report on Form 6-K of Bunge Limited (the
     "registrant"):

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and the other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

     c. presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    November 13, 2002


                                                /s/ WILLIAM M. WELLS
                                                --------------------------
                                                William M. Wells
                                                Chief Financial Officer